October 26, 2007
BY EDGAR

Michele Anderson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Deli Solar (USA), Inc. Form SB-2 Filed August 13, 2007 File No. 333-145394

Dear Ms. Anderson:

Reference is made to your comment letter, dated September 12, 2007, to our client, Deli Solar (USA), Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1. We note that you are registering the sale of 6,404,034 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. In this regard, we also note your statement on the prospectus cover page that, "the shares are being offered by the selling stockholders in anticipation of the development of a secondary trading market in our common stock." Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

We have reduced the number of shares included in the registration statement from 6,404,034 to 1,017,468 (which represents 508,734 shares underlying Series A Preferred Stock and 508,734 shares underlying Class A Warrants). There are currently 6,205,290 shares of common stock issued and outstanding. 3,152,886 of these shares are currently held by affiliates. Accordingly, 3,052,404 shares of common sock are currently held by non-affiliates. The 1,017,468 shares of common stock underlying the Series A Preferred Stock and Class A Warrants which are being registered for resale in the amended registration statement represents 1/3 of the 3,052,404 shares of common stock currently held by non-affiliates.

2. We note that you are registering for resale 900,000 shares that are issuable upon conversion of Series A preferred stock that is currently held in escrow and may be delivered to the selling stockholder in the future if the company's consolidated pre-tax income for fiscal years 2007 arid 2008 are below a predetermined level. Please remove these shares from the registration statement, as it is premature to register for resale the shares underlying such Series A preferred stock before the Series A preferred stock has been released from escrow.

The registration statement as amended no longer includes those 900,000 shares held in escrow.

3. Please confirm that you are not registering for resale any shares underlying Series A preferred stock that may be issued as liquidated damages. It is premature to register for resale the shares underlying such Series A preferred stock prior to the issuance of the Series A preferred stock as liquidated damages.

Under the registration statement as amended we are not registering for resale any shares underlying Series A Preferred Stock that may be issued as liquidated damages.

4. We note your disclosure on page 3 that, on May 18, 2007, you entered into an agreement to purchase 51% of the equity in Tianjin Huaneng Group Energy Equipment Co., Ltd., and that the transaction closed on July 1, 2007. We further note that you have not included the financial statements of Tianjin Huaneng. It appears that the acquisition may be significant to your company. Please revise to include the audited and interim financial statements as required by Item 310(c) of Regulation S-B or tell us how you have complied with this requirement.

We have revised the registration statement to include the audited and interim financial statements of Tianjin Huaneng as required by Item   310(c) of Regulation S-B. That financial information was not available at the time of the original filing but has been disclosed in a Current Report on Form 8-K filed on September 14, 2007 and is included in this amendment.

5. We note that you may be required to include pro forma information showing the effects of the acquisition of Tianjin Huaneng. Please revise to include the audited and interim financial statements as required by Item 310(d) of Regulation S-B or tell us how you have complied with this requirement.

We have revised the registration statement to include the pro forma information showing the effects of the acquisition of Tianjin Huaneng as required by Item 310(d) of Regulation S-B. That financial information was not available at the time of the original filing but has been disclosed in a Current Report on Form 8-K filed on September 14, 2007 and is included in this amendment.

Prospectus Summary, page 6

6. Revise to disclose that the number of shares being registered represents __% of your shares currently outstanding.

The prospectus summary has been revised to disclose that the number of shares being registered represents approximately 16.4% of the shares of common stock currently outstanding.

7. Disclose the total dollar value of the securities underlying the Series A Preferred Stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Series A Preferred Stock and warrants).

The closing market price for the common stock on June 13, 2007, the date of the sale of the Series A Preferred Stock and Class A Warrants, was $2.10. Using this value the total dollar value of the 1,017,468 shares of common stock underlying the Series A Preferred Stock and Class A Warrants being registered is $2,136,683.

The closing market price for the common stock on October 11, 2007 was $3.60. Using this value the total dollar value of the 1,017,468 shares of common stock underlying the Series A Preferred Stock and Class A Warrants being registered is $3,662,885.

The above disclosure has been added on page 6 of the prospectus.

Selling Stockholders, page 22

8. We note in the selling shareholders table on page 23 that you have not provided the total number and percentage of shares beneficially owned by each selling shareholder prior to the offering. Please disclose these amounts. If you choose to disclose the beneficial ownership holdings and percentage taking into account the 4.9% beneficial ownership limitation, then please clarify in footnote (5) and/or (6) to the table that you have not included shares in a particular selling stockholder's beneficial ownership amount due to the beneficial ownership limitations contained in the agreements governing the Series A preferred stock and class A and class B warrants. Clarify that the 4.9% beneficial ownership limitation does not prevent a selling stockholder from ultimately converting/exercising and selling the full amount issuable upon conversion/exercise of the preferred stock and warrants. In this regard, state that the 4.9% beneficial ownership limitation does not prevent a selling stockholder from selling some of its holdings and then receiving additional shares. In this way, a selling stockholder could sell more than the 4.9% beneficial ownership limitation while never holding more than this limit.

We have provided the total number and percentage of shares beneficially owned by each selling shareholder prior to the offering and have significantly revised the table and the footnotes to conform to your request.

9.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Series A Preferred Stock and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of Series A Preferred Stock and warrants.

The following disclosure has been included in the section entitled “Certain Additional Disclosure Relating to the Series A Preferred Stock and Warrants” which has been added to the prospectus.

“The following table discloses the net proceeds payable to the Company and the dollar amount of each payment required to be made by the Company to any selling stockholder (or any affiliate of a selling stockholder) regarding the transaction. There are no other persons with whom any selling stockholder has a contractual relationship regarding the transaction. There is no interest payable. The amount of liquidated damages payable is set forth in the table that follows the table below.

Gross proceeds from issuance of the Series A Preferred Stock and Warrants:	$2,750,000
Payments in connection with the transaction that we made:
Finder's fee to Trenwith Securities, LLC	$165,000	(1)
Legal fees and expenses	$49,483
Escrow Agent fees and expenses	4,000
Fees to be paid to Investor Relations firm (2)	$150,000
Total Payments made by the Company:	$368,483
Net proceeds to the Company:	$2,381,517

(1)
Under the placement agent agreement between the Company and Trenwith Securities LLC, the Company paid Trenwith a transaction fee of $165,000 at the closing of the transaction and issued Trenwith five year warrants to purchase 106,452 shares of common stock with an exercise price of $1.71 per share. Trenwith had been issued on execution of the placement agreement five year warrants to purchase 75,000 shares of common stock with an exercise price of $2.91. Under the terms of the placement agent agreement if any additional transaction is completed between the Company and the investors within 12 months of the closing Trenwith is entitled to receive an additional fee equal to 4% of the aggregate consideration paid by the investors.

(2)
Pursuant to a consulting agreement entered on July 23, 2007 between the Company and Hayden Communications International, Inc. (“HCI), an investor relations firm owned by Matt Hayden one of the selling stockholders, the Company is required to pay HCI $8,500 per month and HCI was issued 175,000 warrants at an exercise price of $2.40, half of which vest on January 23 2008 and the other half vest on July 23, 2008.

In addition to the payments previously described there follows a description of additional payments which may be required to be made by the Company to all selling shareholders (and their affiliates) in the first year following the sale of Series A Preferred Stock and warrants:

Liquidated Damages Securities Purchase Agreement

1. Under the terms of the Securities Purchase Agreement, prior to July 13, 2007, we were required to increase the size of our Board of Directors to five or seven and cause the appointment of a majority of the board to be “independent directors,” as defined by the rules of the Nasdaq Stock Market. As of October 11, 2007 our Board consisted of four members two of whom are independent. Under the terms of the Securities Purchase Agreement we are required to pay the investors liquidated damages equal to one percent (1%) per month of the purchase price of the then outstanding shares of Series A Preferred Stock, in cash or in Series A Preferred Stock. at the option of the investors, based on the number of days that such obligation is not met beyond certain grace periods. As of October 11, 2007 we were delinquent by 60 days in meeting this obligation. Accordingly we are required to pay the Investors a total of $55,000.

2. Under the terms of the Securities Purchase Agreement, prior to August 12, 2007 we were required to appoint (i) an audit committee comprised solely of at least three independent directors and a (ii) compensation committee comprised of at least three directors (a majority of whom must be independent). As of October 11, 2007 our audit committee consisted of two members both of whom are independent and our compensation committee consisted of two members both of whom are independent. We are required to pay the Investors liquidated damages equal to one percent (1%) per month of the purchase price of the then outstanding Series A Preferred Stock payable in cash or in Series A Preferred Stock at the option of Investors, based on the number of days that such condition exists beyond certain grace periods. As of October 11, 2007 we were delinquent in meeting this obligation. However, under the terms of the Securities Purchase Agreement no liquidated damages are required to be paid for this breach during any period for which liquidated damages are payable for failing to have an independent board.

Registration Rights Agreement
Under the terms of the registration rights agreement we are required, among other things, to use our commercially reasonable best efforts to have this registration declared effective on the earlier occur of

  150 days after the filing date (i.e. January 20, 2008);
  10 days following receipt of a no review or similar letter from the SEC; or
  the third business day following the day we receive notice from the SEC that the SEC has determined that the registration statement is eligible to be declared effective without further comments by the SEC.
Under the terms of the registration rights agreement, we also agreed to, as soon as reasonably practicable (but no later than 30 days) following the date on which we are permitted by then current SEC guidance to file a subsequent registration statement, use our commercially reasonable best efforts to file a subsequent registration statement covering 100% of the remaining registrable securities (or such lesser number as the SEC deems appropriate). We have agreed to continue this process until such time as all of the registrable securities have been registered.

Our failure to meet this schedule and other timetables provided in the registration rights agreement could result in the imposition of liquidated damages, which are payable through the issuance of additional shares of Series A Preferred Stock at the rate of 17,742 shares of Series A Preferred Stock for each month, capped at 266,129 shares. On October 11, 2007 the closing market price of the common stock was $3.60. Using this valuation the aggregate value of the 266,129 shares that could be issued for failing to comply with the foregoing timetables is $958,064.

Liquidated Damages for Failing to Timely Deliver Certificates for Common Stock following Conversion of the Series A Preferred Stock.
Under the terms of the Series A Preferred Stock as set forth in the Certificate of Designation, if we fail to deliver the appropriate stock certificates within two trading days of the conversion date, we are required to pay the holder, in cash, liquidated damages for each $5,000 of conversion value of Series A Preferred Stock being converted, $50 per trading day (increasing to $100 per trading day after three (3) trading days and increasing to $200 per trading day six (6) trading days after such damages begin to accrue) for each trading day until such certificates are delivered. In addition, if we fail to deliver to the holder the certificates on the requisite dates, and if thereafter the holder purchases (in an open market transaction or otherwise) common stock to deliver in satisfaction of a sale by such holder of the shares which the holder was entitled to receive on conversion, then we are required to pay in cash to the holder the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the common stock purchased exceeds (y) the product of (1) the aggregate number of shares of common stock that such holder was entitled to receive from the conversion at issue multiplied by (2) the price at which the sell order giving rise to such purchase obligation was executed.

Make Good Shares
Under the terms of the Securities Purchase Agreement, we delivered to an escrow agent at the closing 900,000 shares of Series A Preferred Stock (the “Make Good Escrow Stock”). If our consolidated “pre-tax income” for the year ended December 31, 2007 is less than $3 million (or pretax income per share of $0.22 on a fully diluted basis) (the “2007 Target Number”) the “2007 Percentage Shortfall” will first be computed by dividing the amount of the shortfall by the 2007 Target Number. If the 2007 Percentage Shortfall is equal to or greater than thirty three and one-third percent (33 1/3%), then the escrow agent is required to deliver all of the Make Good Escrow Stock to the investors. If the 2007 Percentage Shortfall is less than thirty three and one-third percent (33 1/3%), then the escrow agent is required to (i) deliver to the investors the number of shares of the Make Good Escrow Stock as is determined by multiplying the 2007 Percentage Shortfall by 2,750,000 (not to exceed 900,000), and (ii) deliver to the Escrow Agent the remaining shares of Make Good Escrow Stock, if any (the “Remaining Escrowed Shares”). If the Company’s consolidated pre-tax income for the year ended December 31, 2008 is less than $5,500,000 (or pretax income per share of $0.40 on a fully diluted basis (the “2008 Target Number”) the “2008 Percentage Shortfall” shall be computed by dividing the amount of the shortfall by the 2008 Target Number. If the 2008 Percentage Shortfall is equal to or greater than thirty three and one-third percent (33 1/3%), then the escrow agent shall deliver all of the Remaining Escrowed Shares to the investors. If the 2008 Percentage Shortfall is less than thirty three and one-third percent (33 1/3%), then the escrow agent shall (i) deliver to the investors the number of shares of the Make Good Escrow Stock as is determined by multiplying the 2008 Percentage Shortfall by 2,750,000 (not to exceed the Remaining Escrowed Shares) and (ii) deliver to the Company any Remaining Escrowed Shares. The investors shall not be entitled to any of the Make Good Escrow Stock for 2008 and all Remaining Escrowed Shares shall be returned to the Company if the Company does not receive at least $4,000,000 from the investors (within 90 days after the effectiveness of the first registration statement filed pursuant to the registration rights agreement) either through the exercise of warrants, or additional equity financing. On October 11, 2007, the closing market price of the common stock was $3.60. Using this valuation the aggregate value of the 900,000 shares that could be issued for failing to comply with the foregoing timetables is $3,240,000.

10. Please disclose the total possible profit the selling shareholders could realize as a result of any conversion or exercise discount for the securities underlying the Series A Preferred Stock and warrants, presented in a table with the following information disclosed in separate columns or rows:

• the market price per share of the securities underlying the Series A Preferred Stock and warrants on the dates of the sales of the Series A Preferred Stock and warrants;

• the conversion price per share of the underlying securities on the date of the sale of the Series A Preferred Stock and warrants, calculated by using the price per share established in the Series A Preferred Stock and warrants;

• the total possible shares underlying the Series A Preferred Stock and warrants (assuming all dividend payments are paid in shares and complete conversion throughout the term of both the Series A Preferred Stock and warrants);

• the combined market price of the total number of shares underlying the Series A Preferred Stock and warrants calculated by using the market price per share on the date of the sale of the Series A Preferred Stock and warrants and the total possible shares underlying the Series A Preferred Stock and warrants;

• the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the Series A Preferred Stock and warrants calculated by using the conversion price on the date of the sale of the Series A Preferred Stock and warrants and the total possible number of shares the selling shareholders may receive; and

• the total possible discount to the market price as of the date of the sale of the Series A Preferred Stock, calculated by subtracting the total conversion price on the date of the sale of the Series A Preferred Stock and warrants from the combined market price of the total number of shares underlying the Series A Preferred Stock and warrants on that date.

If there are provisions in the Series A Preferred Stock and warrants that could result in further change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, we note on page 29 that the exercise price of the warrants is subject to adjustment in the event the company's fiscal year 2007 and 2008 consolidated "pm-tax income" is less than $3,000,000 and $5,500,000, respectively.

We have added the following disclosure to the registration statement under a caption entitled “Certain Additional Disclosure Relating to the Series A Preferred Stock and the Warrants” on page 8 of the amended prospectus.

“The following is a table disclosing the aggregate amount of possible profit which could have been realized by the selling stockholders as a result of the conversion discount if they had converted the Series A Preferred Stock on the date of issuance and sold the underlying common stock. The conversion price of the Series A Preferred Stock of $1.55 per share at the time of issuance represented a discount of $0.55 to the $2.10 which was the market price for our common stock on June 13, 2007, the date of issuance of the Series A Preferred Stock.

Market price per share on June 13, 2007 (date of sale) of common stock underlying the Series A Preferred Stock:	$2.10
Conversion price per share on June 13, 2007 of common stock underlying the Series A Preferred Stock:	$1.55
Total number of shares underlying the Series A Preferred Stock (excluding the 900,000 escrow shares which were not then issuable to the selling stockholders).	1,774,194
Combined market price of the total number of shares 1,774,194 underlying the Series A Preferred Stock using the $2.10 market price on the date of sale	$3,725,807
Combined conversion price of shares underlying the Series A Preferred Stock	$2,750,000
Total possible discount to market price of Series A Preferred stock:	$975,807

The following is a table disclosing the aggregate amount of possible profit which could have been realized by the selling stockholders if they had converted the Series A Preferred Stock on October 11, 2007 and sold the underlying common stock. The conversion price of the Series A Preferred Stock is $1.55 per share. On October 11, the closing market price for our common stock was $3.60.

Market price on October 11, 2007 of common stock underlying the Series A Preferred Stock:	$3.60
Conversion price on October 11, 2007 per share of common stock underlying the Series A Preferred Stock:	$1.55
Total shares of common stock underlying the Series A Preferred Stock (excluding the 900,000 escrow shares which were not then issuable to the selling stockholders).	1,774,194
Total market price of the total number of shares (1,774,194) underlying the Series A Preferred Stock using $3.60 market price	$6,387,098
Total conversion price of shares underlying the Series A Preferred Stock	$2,750,000
Total possible discount to market price of Series A Preferred stock:	$3,637,098

Warrants

Class A Warrants: 1,774,194 shares of common stock are issuable on exercise of the Class A Warrants. The Class A Warrants have an exercise price of $1.90 per share (subject to adjustment). The initial exercise price represented a discount of $0.20 per share to the $2.10 market price of our common stock on June 13, 2007, the date of issuance. On October 11, 2007, the closing price for the common stock was $3.60.

Class B Warrants: 1,774,194 shares of common stock are issuable on exercise of Class B Warrants. The Class B Warrants have an exercise price of $2.40 per share (subject to adjustment). The initial exercise price represented a premium of $0.30 to the $2.10 market price for our common stock on June 13, 2007, the date of issuance. On October 11, 2007 the closing price for the common stock was $3.60.

The following is a table disclosing the aggregate amount of possible profit which could be realized by the selling stockholders (or their affiliates) as a result of any exercise price discounts for the common stock underlying the warrants. The only warrants, options, Series A Preferred Stock or other securities of the issuer that are held by the selling stockholders or any of their affiliates are the Class A Warrants and the Class B Warrants that were issued in connection with the issuance and sale of the Series A Preferred Stock.

Market price on June 13, 2007 (date of issuance) of common stock underlying warrants	$2.10
Exercise price per share: Class A Warrants (1)	$1.90
Exercise price per share: Class B Warrants (1)	$2.40
No. of shares issuable under Class A Warrants	1,774,194
No. of shares issuable under Class B Warrants	1,774,194
Aggregate market price on June 13, 2007 of the 1,774,194 shares underlying the Class A Warrants	$3,725,807
Aggregate market price on June 13, 2007 of the 1,774,194 shares underlying the Class B Warrants	$3,725,807
Combined exercise price of Class A Warrants	$3,370,969
Combined exercise price of Class B Warrants	$4,258,066
Total discount to market price on date of issuance: Class A Warrants	$354,838
Total discount to market price on date of issuance: Class B Warrants	$0
Total discount to market price on date of issuance: All Warrants	$354,838

(1) Under the terms of the warrants if the “pre-tax income” for the year ended December 31, 2007 is less than $3,000,000 then the exercise price will be reduced by the percentage shortfall, up to a maximum of 75%. In the event the “pre-tax income” for the year ended December 31, 2008 is less than the $5,500,000, then the exercise price will be reduced by the percentage shortfall, again up to a maximum of 75%. Any reductions to the exercise price made under this provision will not in the aggregate exceed 75% of the initial exercise price. No adjustments were required to have been made on the date of sale.

The following table shows the current discount to market price based on the market price on October 11, 2007 which was $3.60 per share.

Market price per share of underlying shares of common stock	$3.60
Exercise price per share: Class A Warrant (1)	$1.90
Exercise price per share: Class B Warrant (1)	$2.40
No. of shares issuable under Class A Warrant	1,774,194
No. of shares issuable under Class B Warrant	1,774,194
Market price of total shares underlying under Class A Warrant	$6,387,098
Market price of total shares underlying under Class B Warrant	$6,387,098
Combined exercise price of Class A Warrants	$3,370,969
Combined exercise price of Class B Warrants	$4,258,066
Total profit if Class A Warrants exercised and sold on October 11, 2007	$3,016,129
Total profit if Class B Warrant exercised and sold on October 11, 2007	$2,129,032
Total profit if all Warrants exercised and sold on October 11, 2007	$5,145,162

 (1) Under the terms of the warrants if the “pre-tax income” for the year ended December 31, 2007 is less than $3,000,000 then the exercise price will be reduced by the percentage shortfall, up to a maximum of 75%. In the event the “pre-tax income” for the year ended December 31, 2008 is less than the $5,500,000, then the exercise price will be reduced by the percentage shortfall, again up to a maximum of 75%. Any reductions to the exercise price made under this provision will not in the aggregate exceed 75% of the initial exercise price. No adjustments were required to have been made on or prior to October 11, 2007.

11. If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

•	market price per share of the underlying securities on the date of the sale of that other security,
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The following disclosure has been added to the section entitled “Certain Additional Disclosure Relating to the Series A Preferred Stock and the Warrants.”

“The table below sets forth the total possible profit to be realized as a result of the exercise and sale on October 11 2007, by HCI, an entity controlled by Matthew Hayden, one of the selling shareholders, of a warrant to purchase 175,000 shares with an exercise price of $2.40 per share.

Market price per share of common stock on October 11, 2007	$3.60
Exercise price per share of HCI Warrant	$2.40
No. of shares issuable under HCI Warrant	175,000
Market price of total shares underlying under HCI Warrant	$630,000
Total exercise price of HCI Warrant	$420,000
Total profit if HCI Warrant exercised and sold on October 11, 2007	$210,000

Other than as set forth above and in our response to question 10 there are no other securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders.”

12. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the gross proceeds paid or payable to the issuer in both the Series A Preferred Stock and warrants transactions;

• all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 9;

• the resulting net proceeds to the issuers; and

• the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Series A Preferred Stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 10 and Comment 11.

Further, please us, with a view toward disclosure in the prospectus, with disclosure, as a percentage, of the total amount of all possible payments as disclosed in response to Comment 9 and the total possible discount to the market price of the shares underlying the Series A Preferred Stock and warrants as disclosed in response to Comment 10 dividend by the net proceeds to the issuer from the sale of the Series A Preferred Stock and warrants.

The following disclosure has been added to the section entitled “Certain Additional Disclosure relating to the Series A Preferred Stock and the Warrants.”

“The following table discloses the gross proceeds paid or payable to the Company in connection with the financing transaction along with the payments required to be made by the issuer, the resulting net proceeds and the aggregate potential profit realizable by the selling shareholders as a result of discounts to the market price relating to the conversion price of the Series A preferred Stock and the exercise price of the warrants issued in connection with the financing transaction

		% of Net
	Amount	Proceeds
Gross proceeds paid to issuer on June 13, 2007:	$2,750,000	-
All payments that have been made by issuer:	$368,483	15.5%
Net proceeds to issuer form offering on June 13, 2007:	$2,381,517	100%
Combined total possible profit as a result of
original discounted conversion price of the Series A Preferred Stock	$975,807	41%
Combined total possible profit as a result of
discounted exercise price of the warrants	$358,838	15%
Liquidated damages (1)	$613,871	26%
Value of Make Good Shares based on closing price of $2.10 on June 13, 2007	1,890,000	79%

(1) As of October 11, 2007 we were delinquent by 60 days in meeting our obligation under the securities purchase agreement to install a board with a majority of directors who are “independent.” Under the terms of the securities purchase agreement we were required to pay the investors a total of $55,000 as of that date for such breach. In addition, using the $2.10 valuation the aggregate value of the maximum number of shares (266,129) that could be issued for failing to comply with the timetables set forth in the registration rights agreement is $558,871.

The following table shows the total possible profit as a result of the discounted exercise price to market price based on the market price on October 11, 2007 which was $3.60 per share.

			% of Net
	Amount		Proceeds
Gross proceeds paid to issuer:	$2,750,000		-
All payments that have been made by issuer:	$368,483		15.5%
Net proceeds to issuer:	$2,381,517		100%
Combined total possible profit as a result of
discounted conversion price of the Series A Preferred Stock	$3,637,098		152.7%
Combined total possible profit as a result of
discounted exercise price of the warrants	$5,145,162	(1)	216%
Liquidated damages (1)	$1,013,064		42.5%
Value of Make Good Shares based on closing price of $3.60 on October 11, 2007	$3,240,000		136%

(1) As of October 11, 2007 we were delinquent by 60 days in meeting our obligation under the securities purchase agreement to install a board with a majority of directors who are “independent.” Under the terms of the securities purchase agreement we were required to pay the investors a total of $55,000 as of that date for such breach. In addition, using the $3.60 valuation the aggregate value of the maximum number of shares (266,129) that could be issued for failing to comply with the timetables set forth in the registration rights agreement is $958,064.

13. Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

• the date of the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

• the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

• the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

• the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted„ if necessary); and

• the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

The following disclosure has been added on page 22 of the prospectus included with Amendment No 1.

“The Company has not in the past been engaged in any prior securities transaction with any of the selling shareholders, any affiliates of the selling shareholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).”

14. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

• the number of shares outstanding prior to the Series A Preferred Stock and warrant transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

• the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

• the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The following disclosure has been added to the prospectus included with Amendment No. 1 under the section entitled “Certain Additional Disclosure relating to the Series A Preferred Stock and the Warrants.”

“The following is a table comparing the shares outstanding prior to the financing transaction, number of shares registered by the selling shareholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction

Number of shares outstanding prior to Series A Preferred Stock and Warrant transaction held by persons other than the selling shareholders,
affiliates of the Company and affiliates of the selling shareholders	3,052,404
Number of shares registered for resale by selling shareholders
or affiliates in prior registration statements	0
Number of shares registered for resale by selling shareholders or affiliates of selling shareholders that continue to be held by
selling shareholders or affiliates of selling shareholders	0
Number of shares have been sold in registered resale by selling
shareholders or affiliates of selling shareholders	0
Number of shares being registered for resale on behalf of selling
shareholders or affiliates of selling shareholders in this registration statement	1,017,468
Number of shares to be ultimately registered for resale on behalf of selling shareholders or affiliates of selling shareholders in current
transaction (1)	6,222,582

(1) Includes (i) 1,774,194 shares of common stock issuable on conversion of Series A Preferred Stock currently held by the selling stockholders (and 900,000 shares currently held in escrow should such shares later become deliverable to the selling stockholders), (ii) shares of common stock underlying (A) five year warrants to purchase 1,774,194 shares of common stock with an exercise price of $1.90 per share (subject to as adjustment), (B) five year warrants to purchase 1,774,194 shares of common stock with an exercise price of $2.40 per share (subject to adjustment).

15. Disclose whether – based on information obtained from the selling shareholders – any of the Series A Preferred Stock or warrant holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

• the date on which each such selling shareholder entered into that short position; and

• the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Series A Preferred Stock and warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the Series A Preferred Stock and warrants, before the filing or after the filing of the registration statement, etc.).

The following disclosure has been added on page 22 of the prospectus included with Amendment No 1.

“After due inquiry and investigation and based on information provided by counsel to the selling shareholders, none of the selling shareholders have an existing short position in the Company’s stock.”

16. Provide the following information:

• a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Series A Preferred Stock and warrants; and

• copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the Series A Preferred Stock and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The following disclosure has been added on page 22 of the prospectus included with Amendment No. 1.

“On July 23, 2007 the Company entered into an investor relations consulting agreement with Hayden Communications International, Inc. (“HCI”), a company controlled by Matt Hayden one of the selling stockholders pursuant to which HCI agreed to perform investor relations and stock market support for the Company for a period of twelve months. In payment for their services HCI will receive a monthly payment of $8,500 per month and three year warrants to purchase common stock with an exercise price of $2.40 per share. Half of the warrants vest on January 23, 2007 and the other half vest on July 23, 2008.

Other than as described above and the issuance and sale of the Series A Preferred Stock and the warrants to the selling shareholders, the Company has not in the past three years engaged in any securities transaction with any of the selling shareholders, any affiliates of the selling shareholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). In addition, other than in connection with the contractual obligations set forth in (i) the purchase agreements entered into between the Company, on one hand and each of the selling shareholders on the other hand, and (ii) the series A Preferred Stock and the warrants, the Company does not have any agreements or arrangements with the selling shareholders with respect to the performance of any current or future obligations.”

Delivery of up to 900,000 additional shares..., page 26

17. We note in the last sentence of this section that the investors are not entitled to the 2008 escrowed stock and all remaining escrowed shares from 2007 if the company does not receive at least $4,000,000 from the investors, within 90 days after the effectiveness of this registration statement, either through the exercise of warrants, or additional equity financing. Please enhance your disclosure regarding this arrangement. For example, disclosure should include:

• the extent to which you have engaged in negotiations regarding this additional financing;

• the effect such additional financing may have on your current capital structure; and

• the effect such financing may have on the terms of the Series A Preferred Stock and warrants.

 The following disclosure has been added on page 26 of the prospectus included with Amendment No. 1.

“There is no existing agreement, arrangement or understanding between the Company and any of the selling shareholders regarding the exercise of any warrants within 90 days of the effectiveness of the registration statement or any other equity financing.”

18.  Furthermore, please tell us in your response letter whether the investors can use the proceeds from the sale of the common stock being offered on the current registration statement to provide the additional financing. We may have further comment.

None of the selling shareholders is planning on using the proceeds of any stock sold following the conversion of preferred for additional financing. In the event any of the warrants are exercised the Company will receive the exercise price from such exercise.

Security Ownership of Certain Beneficial Owners..., page 56

19. Please disclose in the beneficial ownership table any person known by the issuer to be the beneficial owner of more than five percent of any class of the issuer's voting securities. In particular, we note that Gruber & McBaine Capital Management LLC filed a Schedule 13G for the issuer on February 13, 2007, and David Gelbaum and Monica Chavez Gelbaum, trustees of the Quercus Trust, filed a Schedule 13D on August 31, 2007.

We have updated our disclosure relating to Security Ownership of Certain Beneficial owners to include the ownership of the persons and entities described in the above referenced Schedule 13D and Schedule 13G.

Where you can find more information, page 62

20. Please update this section to reflect our new address of 100 F. Street, N.E., Washington, D.C., 20549.

We have updated this section to reflect your new address.

Exhibits, page 11-3

21. We note that the securities purchase agreement filed as Exhibit 10.9 refers to schedules that are not included with the filed exhibit. For example, section 4.3 of the securities purchase agreement refers to a schedule 4.3.1 to the agreement. Please file your agreement in its entirety to the extent you have not filed the exhibits and schedules to the securities agreement as separate exhibits to the registration statement. In this regard, please disclose in the exhibit index to Exhibit 10.9 that you have filed exhibits A, B, C, D, E-1 and E-2 to the securities purchase agreement as separate exhibits to the registration statement, identifying the appropriate exhibit numbers.

We have refilled Exhibit 10.9 in its entirety. In addition we have disclosed in the exhibit index to Exhibit 10.9 that we have filed exhibits A, B, C, D, E-1 and E-2 to the securities purchase agreement as exhibits 4.3, 10.12, 10.11, 10.10, 4.5 and 4.6 to the registration statement.

If you have any questions regarding any of the foregoing please do not hesitate to contact Mark Cawley or Darren Ofsink at (212) 371-8008.

Very truly yours, GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink